

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Jennifer H. Allen
Senior Vice President, General Counsel, and Secretary
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

> **Re: Triumph Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 11, 2020**
> **File No. 333-239098**

Dear Ms. Allen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Marie L. Gibson, Esq.